VIA FASCIMILE

June 8, 2005	TransCanada PipeLines Limited 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1

United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549	Tel: 403.920.7888 Fax: 403.920.2412 Email: russ_girling@transcanada.com

Attn:	Michael Moran, Esq.
Branch Chief

Dear Mr. Moran:

Re:	TransCanada Corporation
File No. 1-31690
Form 40-F for the year ended December 31, 2004

TransCanada PipeLines Limited
File No. 1-08887
Form 40-F for the year ended December 31, 2004

We acknowledge receipt of your reply dated May 25 to our submission on your April 22 comment letter. We will amend the U.S. GAAP Note to the consolidated financial statements (“Note”) in both the TransCanada Corporation and TransCanada PipeLines Limited 40-Fs for the year ended December 31, 2004 to comply with the staff comment set out therein. We have attached a copy of the amended Notes for your information and comment should you feel it necessary. This amendment to our financial statements will now have to be approved by both companies' Audit Committees and Boards of Directors under the governance rules applicable to us in Canada. We have also taken the opportunity to discuss this amendment with the Alberta Securities Commission our principal securities regulator in Canada pursuant to the protocol established by the Canadian Securities Administrators.

Given the nature of the amendment to the Notes and its historical context, we would propose to file the amended Notes on Form 40-F/As at the same time we file our second quarter results in Canada and the United States. Our disclosure in this regard would also specifically explain the nature of the Note amendment to our shareholders.  We are advised that this approach is acceptable to the Alberta Securities Commission. We believe this approach, if acceptable to your staff, would fully satisfy the Securities and Exchange Commission’s concerns.

We look forward to hearing from you or a staff member should that be required.

Yours truly,

/s/ Russell K. Girling
Russell K. Girling
Executive Vice-President, Corporate Development
and Chief Financial Officer

cc:                                Robert Babula, Staff Accountant

United States SEC, Division of Corporation Finance

TransCanada Corporation Consolidated Financial Statements

NOTE 22    U.S. GAAP (Restated(13))

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in some respects, differ from U.S. GAAP.  The effects of these differences on the Company’s financial statements are as follows.

Condensed Statement of Consolidated Income and Comprehensive Income in Accordance with U.S. GAAP(1)

Year ended December 31 (millions of dollars except	Restated	Restated	Restated
per share amounts)	2004	2003	2002
Revenues	4,700	4,919	4,565
Cost of sales	440	592	441
Other costs and expenses	1,638	1,663	1,532
Depreciation	857	819	729
	2,935	3,074	2,702
Operating income	1,765	1,845	1,863
Other (income)/expenses
Equity income(1)	(353)	(334)	(260)
Other expenses(2)(12)(13)	826	873	882
Dilution gain(12)	(40)	—	—
Income taxes	490	515	499
	923	1,054	1,121

Income from continuing operations - U.S. GAAP	842	791	742
Net income from discontinued operations - U.S. GAAP	52	50	—
Income before cumulative effect of the application of accounting changes in accordance with U.S. GAAP	894	841	742
Cumulative effect of the application of accounting changes, net of tax(3)	—	(13)	—
Net Income in Accordance with U.S. GAAP	894	828	742
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment, net of tax	(31)	(54)	1
Changes in minimum pension liability, net of tax(4)	72	(2)	(40)
Unrealized gain/(loss) on derivatives, net of tax(5)	1	8	(4)
Comprehensive Income in Accordance with U.S. GAAP	936	780	699

Net Income Per Share in Accordance with U.S. GAAP
Continuing operations	$1.74	$1.65	$1.55
Discontinued operations	0.11	0.10	—
Income before cumulative effect of the application of accounting changes in accordance with U.S. GAAP	$1.85	$1.75	$1.55
Cumulative effect of the application of accounting changes, net of tax(3)	—	(0.03)	—
Basic	$1.85	$1.72	$1.55
Diluted(6)	$1.84	$1.71	$1.54

Net Income Per Share in Accordance with Canadian GAAP
Basic	$2.13	$1.76	$1.56
Diluted	$2.12	$1.76	$1.55
Dividends per common share	$1.16	$1.08	$1.00

Reconciliation of Income from Continuing Operations

	Restated	Restated	Restated
Year ended December 31 (millions of dollars)	2004	2003	2002
Net Income from Continuing Operations in Accordance with Canadian GAAP	980	801	747
U.S. GAAP adjustments
Unrealized (loss)/gain on foreign exchange and interest rate derivatives(5)	(12)	(9)	30
Tax impact of (loss)/gain on foreign exchange and interest rate derivatives	4	3	(12)
Unrealized gain/(loss) on energy marketing contracts(3)	10	28	(21)
Tax impact of unrealized gain/(loss) on energy marketing contracts	(3)	(10)	8
Equity loss(7)	(2)	(18)	—
Tax impact of equity loss	—	6	—
Amortization of deferred gains related to Power LP(12)(13)	(3)	(10)	(10)
Deferred gains related to Power LP(12)(13)	(132)	—	—
Income from Continuing Operations in Accordance with U.S. GAAP	842	791	742

Condensed Statement of Consolidated Cash Flows in Accordance with U.S. GAAP

Year ended December 31 (millions of dollars)	2004	2003	2002
Cash Generated from Operations
Funds generated from continuing operations	1,529	1,619	1,610
Decrease in operating working capital	45	108	40
Net cash provided by continuing operations	1,574	1,727	1,650
Net cash (used in)/provided by discontinued operations	(6)	(17)	59
	1,568	1,710	1,709
Investing Activities
Net cash used in investing activities	(1,304)	(943)	(796)
Financing Activities
Net cash used in financing activities	(336)	(581)	(990)
Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	(87)	(52)	(3)
(Decrease)/ Increase in Cash and Short-Term Investments	(159)	134	(80)
Cash and Short-Term Investments
Beginning of year	283	149	229
Cash and Short-Term Investments
End of year	124	283	149

Condensed Balance Sheet in Accordance with U.S. GAAP(1)

		Restated
December 31 (millions of dollars)	2004	2003
Current assets	908	1,020
Long-term investments(7)(8)	1,887	1,760
Plant, property and equipment	17,083	15,753
Regulatory asset(9)	2,606	2,721
Other assets	1,235	1,385
	23,719	22,639

Current liabilities(10)	2,573	2,135
Deferred amounts(3)(5)(8)(12)(13)	803	692
Long-term debt(5)	9,753	9,494
Deferred income taxes(9)	3,048	3,039
Preferred securities(11)	554	694
Non-controlling interests	465	471
Shareholders’ equity(12)(13)	6,523	6,114
	23,719	22,639

Statement of Other Comprehensive Income in Accordance with U.S. GAAP

(millions of dollars)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges (SFAS No. 133)	Total
Balance at January 1, 2002	13	(56)	(9)	(52)
Changes in minimum pension liability, net of tax of $22(4)	—	(40)	—	(40)
Unrealized loss on derivatives, net of tax of $(1)(5)	—	—	(4)	(4)
Foreign currency translation adjustment, net of tax of nil	1	—	—	1
Balance at December 31, 2002	14	(96)	(13)	(95)

Changes in minimum pension liability, net of tax of $1(4)	—	(2)	—	(2)
Unrealized gain on derivatives, net of tax of nil(5)	—	—	8	8
Foreign currency translation adjustment, net of tax of $(64)	(54)	—	—	(54)
Balance at December 31, 2003	(40)	(98)	(5)	(143)

Changes in minimum pension liability, net of tax of $(39)(4)	—	72	—	72
Unrealized gain on derivatives, net of tax of $(3)(5)	—	—	1	1
Foreign currency translation adjustment, net of tax of $(44)	(31)	—	—	(31)
Balance at December 31, 2004	(71)	(26)	(4)	(101)

(1)          In accordance with U.S. GAAP, the Condensed Statement of Consolidated Income and Balance Sheet are prepared using the equity method of accounting for joint ventures.  Excluding the impact of other U.S. GAAP adjustments, the use of the proportionate consolidation method of accounting for joint ventures, as required under Canadian GAAP, results in the same net income and shareholders’ equity.

(2)          Other expenses included an allowance for funds used during construction of $3 million for the year ended December 31, 2004 (2003 - $2 million; 2002 - $4 million).

(3)          Subsequent to October 1, 2003, the energy contracts that were accounted for as hedges under the provisions of Statement of Financial Accounting Standards (SFAS) No. 133 qualified as hedges.  Substantially all derivative energy contracts are now accounted for as hedges under both U.S. and Canadian GAAP.  All gains or losses on the contracts that did not qualify as hedges under SFAS No. 133, and the amounts of any ineffectiveness on the hedging contracts, are included in income each period.  Substantially all of the amounts recorded in 2004 and 2003 as differences between U.S. and Canadian GAAP relate to gains and losses on contracts for periods before they were documented as hedges for purposes of U.S. GAAP and to differences in accounting with respect to physical energy trading contracts in the U.S. and Canada.

(4)          Under U.S. GAAP, a net loss recognized pursuant to SFAS No. 87 “Employers’ Accounting for Pensions” as an additional pension liability not yet recognized as net period pension cost, must be recorded as a component of comprehensive income.  The net amount recognized at December 31 is as follows.

December 31 (millions of dollars)	2004	2003
Prepaid benefit cost	206	201
Accounts payable	(42)	(58)
Intangible assets	(1)	(41)
Accumulated other comprehensive income	(40)	(151)
Net amount recognized	123	(49)

The accumulated benefit obligation for the Company’s DB Plans was $943 million at December 31, 2004 (2003 - $819 million).

(5)          Effective January 1, 2004, all foreign exchange and interest rate derivatives are recorded in the Company’s consolidated financial statements at fair value under Canadian GAAP.  Under the provisions of SFAS No. 133 “Accounting for Derivatives and Hedging Activities”, all derivatives are recognized as assets and liabilities on the balance sheet and measured at fair value.  For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk.  For derivatives designated as cash flow hedges, changes in the fair value of the derivative that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is recognized in earnings each period.  Substantially all of the amounts recorded in 2004 as differences between U.S. and Canadian GAAP, for income from continuing operations, relate to the differences in accounting treatment with respect to the hedged item and, for comprehensive income, relate to cash flow hedges.

During 2004, under the provisions of SFAS 133, net gains of $10 million (2003 - $47 million; 2002 - $38 million) from the hedges of changes in the fair value of long-term debt, and net losses of $18 million (2003 – $53 million; 2002 - $20 million) in the fair value of the hedged item were included in earnings for U.S. GAAP purposes as an adjustment to interest expense and foreign exchange losses.  No amounts of the derivatives’ gains or losses were excluded from the assessment of hedge effectiveness in fair value hedging relationships.

No amounts were included in income in 2004, 2003 and 2002 with respect to ineffectiveness of cash flow hedges.  For amounts included in other comprehensive income at December 31, 2004, $2 million (2003 - $9 million; 2002 - $(5) million) relates to the hedging of interest rate risk, $(3) million (2003 - $5 million; 2002 - $1 million) relates to the hedging of foreign exchange rate risk, and $2 million (2003 – $(6) million; 2002 – nil) relates to the hedging of energy price risk.  Of these amounts, $2 million is expected to be recorded in earnings during 2005.

At December 31, 2004, assets of $(29) million (2003 - $91 million) and liabilities of $(27) million (2003 - $93 million) were (reduced)/added for U.S. GAAP purposes to reflect the fair value of derivatives and the corresponding change in the fair value of hedged items.

(6)          Diluted net income per share in accordance with U.S. GAAP for the year ended December 31, 2004 consists of continuing operations - $1.73 per share (2003 - $1.61 per share; 2002 - $1.54 per share), and discontinued operations - $0.11 per share (2003 - $0.10 per share; 2002 – nil).

(7)           Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved.  After such time, those costs are amortized over the estimated life of the project.  Under U.S. GAAP, such costs are expensed as incurred.  Certain start-up costs incurred by Bruce Power, L.P. (an equity investment) are required to be expensed under U.S. GAAP.

Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use.  In Bruce Power, L.P. under U.S. GAAP, the carrying value of development projects against which interest is capitalized is lower due to the expensing of pre-operating costs.

(8)          Effective January 1, 2003, the Company adopted the provisions of Financial Interpretation (FIN) 45 that require the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events.  The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003.  For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at December 31, 2004 was $9 million (2003 - $4 million) and relates to the Company’s equity interest in Bruce Power.

(9)          Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(10)    Current liabilities at December 31, 2004 include dividends payable of $146 million (2003 - $136 million) and current taxes payable of $260 million (2003 - $271 million).

(11)    The fair value of the preferred securities at December 31, 2004 was $572 million (2003 - $612 million).  The Company made preferred securities charges payments of $48 million for the year ended December 31, 2004 (2003 - $57 million; 2002 - $58 million).

(12)    The Company records its investment in Power LP using the proportionate consolidation method for Canadian GAAP purposes and as an equity investment for U.S. GAAP purposes.  During the period from 1997 to April 2004, the Company was obligated to fund the redemption of Power LP units in 2017.  As a result, under Canadian GAAP, TransCanada accounted for the issuance of units by Power LP to third parties as a sale of a future net revenue stream and the resulting gains were deferred and amortized to income over the period to 2017.  The redemption obligation was removed in April 2004 and the unamortized gains were recognized as income.  Under U.S. GAAP, any such gains in the period from 1997 to April 2004 are characterized as dilution gains and, because the Company was committed to fund the redemption of the units, the gains are recorded, on an after-tax basis, as equity transactions in shareholders’ equity.

The Company’s accounting policy for dilution gains is to record them as income for both Canadian and U.S. GAAP purposes, however, U.S. GAAP requires such gains to be recorded directly in equity if there is a contemplation of reacquisition of units.  With the removal of the redemption obligation in April 2004, subsequent issuances of units by Power LP are accounted for as dilution gains in income for both Canadian and U.S. GAAP purposes (see Note 8).

(13)    Correction of Error:

In the period 1997 to 2001, the Company recorded certain transactions involving Power LP as sales of a revenue stream for both Canadian and U.S. GAAP purposes.  The Company has now concluded that, for U.S. GAAP purposes, these transactions should have been accounted for as dilution gains (see footnote 12 above).  This has been corrected on a retroactive basis.  The impact on previously reported amounts for U.S. GAAP purposes is as follows:

Decrease in:	2004	2003	2002

Income from continuing operations	135	10	10

Net income	135	10	10

Net income per share in accordance with U.S. GAAP
Continuing operations	$0.28	$0.02	$0.02
Discontinued operations	—	—	—

Basic	$0.28	$0.02	$0.02
Diluted	$0.28	$0.02	$0.02

Income Taxes

The tax effects of differences between the accounting value and the tax value of assets and liabilities are as follows.

December 31 (millions of dollars)	2004	2003
Deferred Tax Liabilities
Difference in accounting and tax bases of plant, equipment and PPAs	1,741	1,813
Taxes on future revenue requirement	914	962
Investments in subsidiaries and partnerships	438	373
Other	140	87
	3,233	3,235
Deferred Tax Assets
Net operating and capital loss carryforwards	7	28
Deferred amounts	89	79
Other	106	113
	202	220
Less: Valuation allowance	17	24
	185	196
Net deferred tax liabilities	3,048	3,039

Other

Effective December 31, 2003, the Company adopted the provisions of FIN 46 (Revised) “Consolidation of Variable Interest Entities” that requires the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as ‘variable interests’).  Adopting these provisions has had no impact on the U.S. GAAP financial statements of the Company.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer.  Many of those instruments were previously classified as equity.  Adopting the provisions of SFAS No. 150 has had no impact on the U.S. GAAP financial statements of the Company.

Summarized Financial Information of Long-Term Investments

The following summarized financial information of long-term investments includes those investments that are accounted for by the equity method under U.S. GAAP (including those that are accounted for by the proportionate consolidation method under Canadian GAAP).

Year ended December 31 (millions of dollars)	2004	2003	2002
Income
Revenues	1,149	1,063	798
Other costs and expenses	(575)	(528)	(273)
Depreciation	(155)	(141)	(146)
Financial charges and other	(66)	(60)	(119)
Proportionate share of income before income taxes of long-term investments	353	334	260

December 31 (millions of dollars)	2004	2003
Balance Sheet
Current assets	361	385
Plant, property and equipment	3,020	2,944
Current liabilities	(248)	(204)
Deferred amounts (net)	(199)	(286)
Non-recourse debt	(1,030)	(1,060)
Deferred income taxes	(17)	(19)
Proportionate share of net assets of long-term investments	1,887	1,760

TransCanada PipeLines Limited Consolidated Financial Statements

NOTE 23           U.S. GAAP (Restated(13))

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in some respects, differ from U.S. GAAP.  The effects of these differences on the Company’s financial statements are as follows.

Condensed Statement of Consolidated Income and Comprehensive Income in Accordance with U.S. GAAP(1)

Year ended December 31 (millions of dollars except	Restated	Restated	Restated
per share amounts)	2004	2003	2002
Revenues	4,700	4,919	4,565
Cost of sales	440	592	441
Other costs and expenses	1,638	1,663	1,532
Depreciation	857	819	729
	2,935	3,074	2,702
Operating income	1,765	1,845	1,863
Other (income)/expenses
Equity income(1)	(353)	(334)	(260)
Other expenses(2)(12)(13)	806	851	860
Dilution gain(12)	(40)	—	—
Income taxes	490	515	499
	903	1,032	1,099

Income from continuing operations - U.S. GAAP	862	813	764
Net income from discontinued operations - U.S. GAAP	52	50	—
Income before cumulative effect of the application of accounting changes in accordance with U.S. GAAP	914	863	764
Cumulative effect of the application of accounting changes, net of tax(3)	—	(13)	—
Net Income in Accordance with U.S. GAAP	914	850	764
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment, net of tax	(31)	(54)	1
Changes in minimum pension liability, net of tax(4)	72	(2)	(40)
Unrealized gain/(loss) on derivatives, net of tax(5)	1	8	(4)
Comprehensive Income in Accordance with U.S. GAAP	956	802	721

Reconciliation of Income from Continuing Operations

	Restated	Restated	Restated
Year ended December 31 (millions of dollars)	2004	2003	2002
Net Income from Continuing Operations in Accordance with Canadian GAAP	1,031	859	805
U.S. GAAP adjustments
Preferred securities charges(6)	(48)	(57)	(58)
Tax impact of preferred securities charges	17	21	22
Unrealized (loss)/gain on foreign exchange and interest rate derivatives(5)	(12)	(9)	30
Tax impact of (loss)/gain on foreign exchange and interest rate derivatives	4	3	(12)
Unrealized gain/(loss) on energy marketing contracts(3)	10	28	(21)
Tax impact of unrealized gain/(loss) on energy marketing contracts	(3)	(10)	8
Equity loss(7)	(2)	(18)	—
Tax impact of equity loss	—	6	—
Amortization of deferred gains related to Power LP(12)(13)	(3)	(10)	(10)
Deferred gains related to Power LP(12)(13)	(132)	—	—
Income from Continuing Operations in Accordance with U.S. GAAP	862	813	764

Condensed Statement of Consolidated Cash Flows in Accordance with U.S. GAAP

Year ended December 31 (millions of dollars)	2004	2003	2002
Cash Generated from Operations
Funds generated from continuing operations	1,527	1,619	1,610
Decrease in operating working capital	44	108	40
Net cash provided by continuing operations	1,571	1,727	1,650
Net cash (used in)/provided by discontinued operations	(6)	(17)	59
	1,565	1,710	1,709
Investing Activities
Net cash used in investing activities	(1,304)	(943)	(796)

Financing Activities
Net cash used in financing activities	(333)	(582)	(990)

Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	(87)	(52)	(3)
(Decrease)/Increase in Cash and Short-Term Investments	(159)	133	(80)
Cash and Short-Term Investments
Beginning of year	282	149	229
Cash and Short-Term Investments
End of year	123	282	149

Condensed Balance Sheet in Accordance with U.S. GAAP(1)

		Restated
December 31 (millions of dollars)	2004	2003
Current assets	907	1,017
Long-term investments(7)(8)	1,887	1,760
Plant, property and equipment	17,083	15,753
Regulatory asset(9)	2,606	2,721
Other assets	1,235	1,385
	23,718	22,636

Current liabilities(10)	2,653	2,179
Deferred amounts(3)(5)(8)(12)(13)	803	692
Long-term debt(5)	9,753	9,494
Deferred income taxes(9)	3,048	3,039
Preferred securities(11)	554	694
Non-controlling interests	76	82
Shareholders’ equity(12)(13)	6,831	6,456
	23,718	22,636

Statement of Other Comprehensive Income in Accordance with U.S. GAAP

(millions of dollars)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges (SFAS No. 133)	Total
Balance at January 1, 2002	13	(56)	(9)	(52)
Changes in minimum pension liability, net of tax of $22(4)	—	(40)	—	(40)
Unrealized loss on derivatives, net of tax of $(1)(5)	—	—	(4)	(4)
Foreign currency translation adjustment, net of tax of nil	1	—	—	1
Balance at December 31, 2002	14	(96)	(13)	(95)

Changes in minimum pension liability, net of tax of $1(4)	—	(2)	—	(2)
Unrealized gain on derivatives, net of tax of nil(5)	—	—	8	8
Foreign currency translation adjustment, net of tax of $(64)	(54)	—	—	(54)
Balance at December 31, 2003	(40)	(98)	(5)	(143)

Changes in minimum pension liability, net of tax of $(39)(4)	—	72	—	72
Unrealized gain on derivatives, net of tax of $(3)(5)	—	—	1	1
Foreign currency translation adjustment, net of tax of $(44)	(31)	—	—	(31)
Balance at December 31, 2004	(71)	(26)	(4)	(101)

(1)          In accordance with U.S. GAAP, the Condensed Statement of Consolidated Income and Balance Sheet are prepared using the equity method of accounting for joint ventures.  Excluding the impact of other U.S. GAAP adjustments, the use of the proportionate consolidation method of accounting for joint ventures, as required under Canadian GAAP, results in the same net income and shareholders’ equity.

(2)          Other expenses included an allowance for funds used during construction of $3 million for the year ended December 31, 2004 (2003 - $2 million; 2002 - $4 million).

(3)          Subsequent to October 1, 2003, the energy contracts that were accounted for as hedges under the provisions of Statement of Financial Accounting Standards (SFAS) No. 133 qualified as hedges.  Substantially all derivative energy contracts are now accounted for as hedges under both U.S. and Canadian GAAP.  All gains or losses on the contracts that did not qualify as hedges under SFAS No. 133, and the amounts of any ineffectiveness on the hedging contracts, are included in income each period.  Substantially all of the amounts recorded in 2004 and 2003 as differences between U.S. and Canadian GAAP relate to gains and losses on contracts for periods before they were documented as hedges for purposes of U.S. GAAP and to differences in accounting with respect to physical energy trading contracts in the U.S. and Canada.

(4)          Under U.S. GAAP, a net loss recognized pursuant to SFAS No. 87 “Employers’ Accounting for Pensions” as an additional pension liability not yet recognized as net period pension cost, must be recorded as a component of comprehensive income.  The net amount recognized at December 31 is as follows.

December 31 (millions of dollars)	2004	2003
Prepaid benefit cost	206	201
Accounts payable	(42)	(58)
Intangible assets	(1)	(41)
Accumulated other comprehensive income	(40)	(151)
Net amount recognized	123	(49)

The accumulated benefit obligation for the Company’s DB Plans was $943 million at December 31, 2004 (2003 - $819 million).

(5)          Effective January 1, 2004, all foreign exchange and interest rate derivatives are recorded in the Company’s consolidated financial statements at fair value under Canadian GAAP.  Under the provisions of SFAS No. 133 “Accounting for Derivatives and Hedging Activities”, all derivatives are recognized as assets and liabilities on the balance sheet and measured at fair value.  For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk.  For derivatives designated as cash flow hedges, changes in the fair value of the derivative that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is recognized in earnings each period.  Substantially all of the amounts recorded in 2004 as differences between U.S. and Canadian GAAP, for income from continuing operations, relate to the differences in accounting treatment with respect to the hedged item and, for comprehensive income, relate to cash flow hedges.

During 2004, under the provisions of SFAS 133, net gains of $10 million (2003 - $47 million; 2002 - $38 million) from the hedges of changes in the fair value of long-term debt, and net losses of $18 million (2003 – $53 million; 2002 - $20 million) in the fair value of the hedged item were included in earnings for U.S. GAAP purposes as an adjustment to interest expense and foreign exchange losses.  No amounts of the derivatives’ gains or losses were excluded from the assessment of hedge effectiveness in fair value hedging relationships.

No amounts were included in income in 2004, 2003 and 2002 with respect to ineffectiveness of cash flow hedges.  For amounts included in other comprehensive income at December 31, 2004, $2 million (2003 - $9 million; 2002 - $(5) million) relates to the hedging of interest rate risk, $(3) million (2003 - $5 million; 2002 - $1 million) relates to the hedging of foreign exchange rate risk, and $2 million (2003 – $(6) million; 2002 – nil) relates to the hedging of energy price risk.  Of these amounts, $2 million is expected to be recorded in earnings during 2005.

At December 31, 2004, assets of $(29) million (2003 - $91 million) and liabilities of $(27) million (2003 - $93 million) were (reduced)/added for U.S. GAAP purposes to reflect the fair value of derivatives and the corresponding change in the fair value of hedged items.

(6)          Under U.S. GAAP, the financial charges related to preferred securities are recognized as an expense, rather than dividends.

(7)           Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved.  After such time, those costs are amortized over the estimated life of the project.  Under U.S. GAAP, such costs are expensed as incurred.  Certain start-up costs incurred by Bruce Power, L.P. (an equity investment) are required to be expensed under U.S. GAAP.

Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use.  In Bruce Power, L.P. under U.S. GAAP, the carrying value of development projects against which interest is capitalized is lower due to the expensing of pre-operating costs.

(8)          Effective January 1, 2003, the Company adopted the provisions of Financial Interpretation (FIN) 45 that require the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events.  The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003.  For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at December 31, 2004 was $9 million (2003 - $4 million) and relates to the Company’s equity interest in Bruce Power.

(9)          Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(10)    Current liabilities at December 31, 2004 include dividends payable of $146 million (2003 - $136 million) and current taxes payable of $260 million (2003 - $271 million).

(11)    The fair value of the preferred securities at December 31, 2004 was $572 million (2003 - $612 million).  The Company made preferred securities charges payments of $48 million for the year ended December 31, 2004 (2003 - $57 million; 2002 - $58 million).

(12)    The Company records its investment in Power LP using the proportionate consolidation method for Canadian GAAP purposes and as an equity investment for U.S. GAAP purposes.  During the period from 1997 to April 2004, the Company was obligated to fund the redemption of Power LP units in 2017.  As a result, under Canadian GAAP, TCPL accounted for the issuance of units by Power LP to third parties as a sale of a future net revenue stream and the resulting gains were deferred and amortized to income over the period to 2017.  The redemption obligation was removed in April 2004 and the unamortized gains were recognized as income.  Under U.S. GAAP, any such gains in the period from 1997 to April 2004 are characterized as dilution gains and, because the Company was committed to fund the redemption of the units, the gains are recorded, on an after-tax basis, as equity transactions in shareholders’ equity.

The Company’s accounting policy for dilution gains is to record them as income for both Canadian and U.S. GAAP purposes, however, U.S. GAAP requires such gains to be recorded directly in equity if there is a contemplation of reacquisition of units.  With the removal of the redemption obligation in April 2004, subsequent issuances of units by Power LP are accounted for as dilution gains in income for both Canadian and U.S. GAAP purposes (see Note 8).

(13)    Correction of Error:

In the period 1997 to 2001, the Company recorded certain transactions involving Power LP as sales of a revenue stream for both Canadian and U.S. GAAP purposes.  The Company has now concluded that, for U.S. GAAP purposes, these transactions should have been accounted for as dilution gains (see footnote 12 above).  This has been corrected on a retroactive basis.  The impact on previously reported amounts for U.S. GAAP purposes is as follows:

Decrease in:	2004	2003	2002

Income from continuing operations	135	10	10

Net income	135	10	10

Income Taxes

The tax effects of differences between the accounting value and the tax value of assets and liabilities are as follows.

December 31 (millions of dollars)	2004	2003
Deferred Tax Liabilities
Difference in accounting and tax bases of plant, equipment and PPAs	1,741	1,813
Taxes on future revenue requirement	914	962
Investments in subsidiaries and partnerships	438	373
Other	140	87
	3,233	3,235
Deferred Tax Assets
Net operating and capital loss carryforwards	7	28
Deferred amounts	89	79
Other	106	113
	202	220
Less: Valuation allowance	17	24
	185	196
Net deferred tax liabilities	3,048	3,039

Other

Effective December 31, 2003, the Company adopted the provisions of FIN 46 (Revised) “Consolidation of Variable Interest Entities” that requires the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as ‘variable interests’).  Adopting these provisions has had no impact on the U.S. GAAP financial statements of the Company.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer.  Many of those instruments were previously classified as equity.  Adopting the provisions of SFAS No. 150 has had no impact on the U.S. GAAP financial statements of the Company.

Summarized Financial Information of Long-Term Investments

The following summarized financial information of long-term investments includes those investments that are accounted for by the equity method under U.S. GAAP (including those that are accounted for by the proportionate consolidation method under Canadian GAAP).

Year ended December 31 (millions of dollars)	2004	2003	2002
Income
Revenues	1,149	1,063	798
Other costs and expenses	(575)	(528)	(273)
Depreciation	(155)	(141)	(146)
Financial charges and other	(66)	(60)	(119)
Proportionate share of income before income taxes of long-term investments	353	334	260

December 31 (millions of dollars)	2004	2003
Balance Sheet
Current assets	361	385
Plant, property and equipment	3,020	2,944
Current liabilities	(248)	(204)
Deferred amounts (net)	(199)	(286)
Non-recourse debt	(1,030)	(1,060)
Deferred income taxes	(17)	(19)
Proportionate share of net assets of long-term investments	1,887	1,760